Exhibit (a)(5)(B)

Note: The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Offeror (as defined below) assumes no liability for any of the statements or representations made in this translation.

[FORM OF MIFRAT]

Ronex Holdings, Limited Partnership (the "Offeror")	Retalix Ltd (the "Company")

In accordance with the Companies Law, 5759-1999 (the “Companies Law”), the Securities Law, 5728-1968, and the Securities Regulations (Tender Offer), 5760-2000 (the “Tender Offer Regulations”), following is a

Schedule (‘MIFRAT’) of a Special Offer to Purchase by the Offeror, of

up to 2,038,977 ordinary shares of NIS 1.00 par value each (the “Shares”) of the Company, held by the Company’s shareholders (the “Offerees”), representing approximately 10% of the voting rights in the Company and its issued and paid-up capital as of December 31, 2008 at a price of $6.00 US dollars per share, subject to any lawful withholding tax (the “Offer to Purchase”).

The Company’s shares are listed both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on the Nasdaq Global Select Market in the United States (“Nasdaq”). This Offer to Purchase is, therefore, subject to both Israeli and U.S. law. In accordance with an exemption granted by the Israeli Securities Authority (the “ISA”), this Schedule (with the exception of this cover statement) is identical to the Schedule (Offer to Purchase) that is being published by the Offeror in the United States (the “Schedule”), and includes additional details that are not mandated by the Tender Offer Regulations.

As of the Schedule’s date, the Offeror is the owner of 3,253,367 Shares of the Company, representing approximately 16.0% of the Company’s voting rights and its issued and outstanding shares and together with the Company’s founders, Messrs. Barry Shaked and Brian Cooper (the “Founders”) with whom the Oferror entered into a shareholders agreement, the Offeror may be deemed to beneficially have shared power to vote over 5,038,331 Shares, representing approximately 24.7% of the Company’s outstanding Shares. Should the Offer to Purchase be fully accepted, then following the consummation of the offer, the Offeror will own, by itself, 5,292,344 shares of the Company, representing – as of the above date – approximately 26.0% of the Company’s voting rights and its issued and outstanding shares and together with the Founders the Offeror may be deemed to beneficially have shared power to vote over 7,077,308 Shares, representing approximately 34.7% of the Company’s outstanding Shares.

—	Shareholders of the Company who hold their shares through a TASE member, and are interested in expressing their position regarding the Offer to Purchase, shall do so via the TASE member with whom their securities deposits are managed, and the TASE member will notify the Israeli Depositary (as defined below) as specified in Section 3 of the Schedule.

—	Shareholders of the Company who are listed as shareholders in the Shareholders Register maintained by the Company (“Listed Holders”), who are interested in expressing their position regarding the Offer to Purchase, shall do so via Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary”), at its offices in Rubinstein House, 37 Menachem Begin Road, Tel Aviv 65220, as specified in Section 3 of the Schedule. Additional contact information regarding the Israeli Depositary appears on the last page of the Schedule.

—	Shareholders of the Company who are neither Listed Holders, nor hold their shares via a TASE member, and who are interested in expressing their position regarding the Offer to Purchase, shall do so via the U.S. Depositary, as specified in Section 3 of the Schedule.

The results of the Offer to Purchase shall be determined, as specified in Section 1 of the Schedule, in consideration of the aggregate number of shares included in Acceptance Notices and Notices of Objection as specified in Section 3 of the Schedule, to be delivered to the Company by the Offerees via the Depositaries.

As specified in Section 11 of the Schedule, the Offeror’s undertaking to buy shares in the Offer to Purchase in accordance with this Schedule is subject to the following conditions: (a) minimum tenders by Offerees of at least 5% of the Company’s issued and outstanding shares and voting rights (currently, 1,019,489 shares), and (b) pursuant to Section 331 of the Companies Law, the acceptance of the Offer to Purchase by a majority of votes from among those Offerees who shall have expressed their position with regard thereto (which count of Offerees’ votes shall exclude the votes of a controlling shareholder of an offeror or of a shareholder who is part of a controlling group of the company (as defined in the Companies Law), or of persons on their behalf or on behalf of an offeror, including their relatives and corporations under their control). For details regarding the Offeror’s right to withdraw from the Offer to Purchase, see Section 11 of the Schedule.

In the event that the aggregate number of shares for which Acceptance Notices shall have been received shall exceed 2,038,977, namely, the maximum number of shares which the Offeror has undertaken to purchase as aforesaid, the Offeror shall buy from each Offeree having delivered an Acceptance Notice, a prorated portion of the shares represented in such notice, in accordance with the ratio between the maximum number of shares which the Offeror had undertaken to purchase as aforesaid, and the aggregate number of shares for which Acceptance Notices as provided in this Schedule (including in the United States), shall have been received.

As more fully set forth in Section 11(b) of the Schedule, if any circumstances occur of which the Company did not know, or could not have known, or did not foresee, or could not have foreseen, causing the terms of the Offer to Purchase to become materially different from the terms which a reasonable offeror would have proposed had he known of such circumstances as of the Schedule date, the Company shall be entitled to withdraw the Offer to Purchase, until the Last Date of Acceptance (as defined hereunder), and shall report the withdrawal of the Offer to Purchase to the ISA and to the TASE, and shall, within one business day, publish a notice on the withdrawal from the Offer to Purchase and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in Hebrew.

In accordance with Section 331 of the Companies Law, the Offer to Purchase is a special tender offer addressed to all Offerees, and the Offerees may give notice of their acceptance of the Offer to Purchase or of their objection thereto, as specified in Section 3 of the Schedule. If the Offer to Purchase is accepted, the Offerees who shall have given no notice of their position regarding the Offer to Purchase, or shall have objected thereto, may accept the Offer within a four-day period following the Last Date of Acceptance (as defined below).

The Last Date of Acceptance, up to which Acceptance Notices or Notices of Objection to the Offer to Purchase may be delivered, is February 19, 2009 at 17:00, Israel time (the “Last Date of Acceptance”).

Schedule Date: January 15, 2009